EXHIBIT A

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), effective as of March 19, 2010, among FIRECOM, INC., a New York corporation (“Parent”), FCI MERGER CORP., a Delaware corporation (“Merger Sub”), and SYNERGX SYSTEMS INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company (sometimes collectively, the “Parties”) are parties to an Agreement and Plan of Merger, dated as of January 22, 2010 (the “Merger Agreement”); and

WHEREAS, the Parties desire to amend the Merger Agreement to reflect mutually agreed upon revised terms for the merger transaction set forth therein, in accordance with the provisions of this Amendment.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.  Definitions.  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Merger Agreement.

2.  Amendments.  Pursuant to Section 9.03 of the Merger Agreement, the Parties hereby agree to the following amendments to the Merger Agreement:

2.1  The first Recital is amended to provide that upon the Merger, each of the issued and outstanding shares of the Company Stock, other than any Appraisal Shares or Cancelled Shares, will be converted into the right to receive seventy ($.70) cents in cash, per share, without interest (the “Merger Consideration”).

2.2  Section 6.02(a) of the Merger Agreement is amended by adding the following sentence at the end of the definition of Superior Proposal:

“In addition, because of the costs incurred, or to be incurred, and the time to be expended, by the Company in gathering and furnishing information to and otherwise dealing with Persons or groups of Persons who present Takeover Proposals, upon the Special Committee determining that a specific Takeover Proposal constitutes a Superior Proposal, the Person or group of Persons who presented such Takeover Proposal shall pay One Hundred Thousand ($100,000) Dollars to the Company as a non-refundable deposit, to be used in connection with the Company’s expenses related to the transaction contemplated under such Takeover Proposal and for payment of the Company’s obligations arising from the termination of this Agreement.  Upon entry by such Person or group of Persons into a definitive acquisition agreement with the Company, they shall deposit Four Hundred Thousand ($400,000) Dollars into an escrow arrangement similar to arrangement in the Escrow Agreement referred to in Section 7.05(f) herein.”

2.3  Section 6.02(b) of the Merger Agreement is amended by adding the following sentence at the end of such Section:

“As of the effective date of the Amendment to this Agreement, no Person or group of Persons shall be deemed a Solicited Party.  In addition, any Person or group of Persons with which the Company (including members of the Special Committee) and other Representatives, and the Financial Advisor, had contact during the Solicitation Period with respect to a Takeover Proposal and had been deemed a Solicited Party shall any longer be considered a Solicited Party for all purposes of the Agreement.”

2.4  Section 7.05(f) of the Merger Agreement is renumbered to be Section 7.05(g), and the following shall be Section 7.05(f):

“(f)           Escrow Deposit.  Within ten (10) Business Days after the effective date of the Amendment, Parent shall deposit the sum of Five Hundred Thousand ($500,000) Dollars (the “Escrow Funds”) in escrow with Sichenzia Ross Friedman Ference LLP (the “Escrow Agent”), pursuant to an escrow agreement (the “Escrow Agreement”) in form satisfactory to the Company, Parent and the Escrow Agent.  The Escrow Funds shall be held under the Escrow Agreement until the first to occur of: (i) the Closing Date, at which time the Escrow Funds shall be applied to the Merger Consideration and delivered to the Paying Agent in accordance with Section 3.02(a) herein; or (ii) the termination of the Agreement other than pursuant to Section 9.01(b)(ii) herein, at which time the Escrow Funds shall be delivered to Parent, subject to the Company’s rights under Section 7.05(d) herein; or (iii) the termination of the Agreement solely pursuant to Section 9.01(b)(ii) herein, at which time the Escrow Funds shall be delivered to the Company; or (iv) as otherwise provided in the Escrow Agreement.”

2.5  Section 7.07 of the Merger Agreement is amended to read as follows:

“The Company has obtained a forebearance agreement (the “Forbearance Agreement”) from TD Bank, N.A. (the “Bank”) to the Company and Casey Systems, Inc., Casey Fire Systems, Inc. and Casey Technologies, Inc. as to the enforcement through April 30, 2010 of the Bank’s rights under the credit facility that it has extended to the Company.  The Company agrees to maintain the Forebearance Agreement as currently in effect and to use its best efforts to have the Bank extend the Forbearance Agreement to June 30, 2010 and on such other terms as otherwise reasonably satisfactory to Parent.  At the request of the Bank, Parent shall furnish a guaranty of the Company’s credit facility upon terms mutually agreeable to the Bank and Parent, which guaranty shall become effective as of the Closing Date.  From the date of the Merger Agreement until the Closing Date, the Bank shall not have demanded immediate payments of the obligations of the Company and its Subsidiaries with respect to the credit facility nor shall it have commenced collection or other enforcement action against the Company or the Subsidiaries on any amounts due to the Bank.”

2.6  ARTICLE VII of the Merger Agreement shall be amended by adding the following as Section 7.09 thereto:

“Upon the request of the Company and upon the concurrence of Parent, Parent and the Company shall negotiate in good faith for Parent to guaranty the obligations of the Company to third parties under contracts (other than to the Bank pursuant to Section 7.07 herein) with the Company or its Subsidiaries, with the terms of the guaranties (the “Contract Guaranties”) being at the discretion of the Parent.  The Contract Guaranties shall provide that the obligation of Parent thereunder shall cease upon the termination of this Agreement, and that if this Agreement is terminated pursuant to Section 9.01(e), the party which made a proposal determined to a Superior Proposal shall provide a substitute Contract Guaranty or assume Parent’s obligations under any Contract Guaranty unless such Contract Guaranty is waived by the recipient of such Contract Guaranty; provided, that any such waiver shall not affect the termination of the Contract Guaranties previously furnished by Parent.”

2.7  Section 9.01(b)(i) of the Merger Agreement shall be amended by changing the Outside Date from “April 30, 2010”to “June 30, 2010.”

3.  Reference to and Effect on the Merger Agreement.

3.1  On and after the effective date of this Amendment, each reference to “this Agreement.” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to the Merger Agreement as amended hereby.

3.2  Except as expressly amended by this Amendment, the provisions of the Merger Agreement shall remain in full force and effect.

4.  Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute a single instrument.

IN WITNESS WHEREOF, the undersigned have caused this Amendment to the Merger Agreement to be executed and delivered by its respective officers hereunto duly authorized on the date first above written.

FIRECOM, INC.

By:	/s/ Jeffrey Cohen
Name:	Jeffrey Cohen
Title:	Vice President, Finance

FIC MERGER CORP.

By:	/s/ Jeffrey Cohen
Name:	Jeffrey Cohen
Title:	Vice President

SYNERGX SYSTEMS INC.

By:	/s/ John Poserina
Name:	John Poserina
Title:	Vice President and CFO